NAME OF REGISTRANT: FirstEnergy Corp.
NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Rationale for a vote FOR
Shareholder Proposal No. 5 on FirstEnergy Corp. 2015 Proxy Statement
Report on Lobbying Expenditures

Accountability and transparency in the use of staff time and company funds to influence legislation, regulations and public policy is critical.  Shareholders need to understand business risks companies may be exposed to as they participate in the public policy arena, and to ensure companies are acting in the best interest of shareholders. In 2014, resolutions relating to corporate lobbying as well as political contributions were among the most frequent shareholder proposals put forth during the proxy season. In recent years, close to 50 companies have received lobbying disclosure proposals, with voting support of 26% on average. Third-party organizations estimate that FirstEnergy spends millions every year on lobbying to influence public policy, however the total actual amounts spent on the state and federal level are undisclosed by our company. Consequently, shareholders do not have the information necessary to evaluate trends or risks associated with the Company’s efforts to influence public policy, or whether these activities are in the best interest of shareholders.

As a result, shareholders are being asked to vote FOR a report including the following:

1.	Company policy and procedures governing lobbying, including that which is done on our company’s behalf by trade associations.
2.	Payments used for direct lobbying as well as grassroots lobbying communications.
3.	Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4.	Decision-making processes and oversight by management and the Board.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management,  Inc. urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

Background: FirstEnergy spends millions every year on lobbying to influence the legislative process, however the actual amounts spent at the state and federal level are undisclosed. While companies are required to disclose their federal lobbying expenditures to Senate databases, disclosure requirements for companies’ state lobbying activities varies widely, and companies are not required to disclose payments made to trade associations that lobby or to tax-exempt organizations that write and endorse legislation on behalf of their members.  As such, information on our Company’s lobbying activities and expenditures is scattered, piecemeal, and incomplete.

Enhanced lobbying disclosure is critical for shareholders to evaluate whether lobbying is consistent with a company’s expressed goals and is being done in the best interests of shareholders. However FirstEnergy does not compile and disclose its lobbying expenditures to shareholders. Consequently, shareholders do not have the information necessary to evaluate trends or risks associated with the Company’s efforts to influence public policy.

Rationale to vote FOR:

1.	Corporate lobbying can damage a company’s reputation, goodwill, and social license to operate, and may not align with shareholder interests.

a.
FirstEnergy has faced criticism from consumers and environmental organizations for lobbying against public health, and energy efficiency regulations. For example, in 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings.1 FirstEnergy has also lobbied against proposals that would limit industrial pollutants that threaten public health. FirstEnergy is often cited for owning the most polluting power plants in the U.S., and lagging peers significantly in terms of renewable energy and energy efficiency investments. Proponents are concerned that FirstEnergy’s lobbying efforts that go against the consumer and public interest risk damaging the company’s social license to operate, goodwill within the communities in which it operates, and long-term shareholder value.

2.	Disclosure of corporate lobbying expenditures is critical for shareholders to evaluate whether lobbying is consistent with the best interests of the company and its shareholders.

a.
Enhanced lobbying disclosure is critical to provide investors with the information necessary to evaluate any business risks associated with the company’s efforts to influence the regulatory and legislative processes. In 2014, resolutions relating to corporate political and lobbying expenses of a company were among the most common shareholder proposals put forth during the proxy season for the fourth consecutive year, and it is projected that these will also be among the most popular shareholder proposal topics for 2015 proxy season.

b.
Corporate lobbying can sometimes undermine shareholder rights. For example, in 2010, another company, Chesapeake Energy participated in drafting an Oklahoma law requiring that publicly traded companies have classified boards.  In both 2008 and 2009, shareholder proposals calling for the declassification of the board, or annual elections of all directors, had received majority support from shareholders.  But instead of declassifying the board, Chesapeake lobbied to change Oklahoma law to require classified boards, going against and undermining the majority of its shareholders.

3.	FirstEnergy does not compile and disclose its federal lobbying expenditures for shareholders.

1 http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

a.
From federal disclosures compiled by a third-party watchdog agency, it is estimated that FirstEnergy has spent around $14 million on direct federal lobbying activities since 2010.2 However FirstEnergy does not compile these expenditures consistent with the proposal in a comprehensive report to shareholders. Instead, the company re-directs shareholders to go digging through senate databases—an onerous process and inefficient use of shareholder time .

4.	FirstEnergy does not compile and disclose its state lobbying expenditures for shareholders.

a.
Shareholders do not have the information necessary to assess FirstEnergy’s lobbying expenditures. In its opposition statement, FirstEnergy again re-directs shareholders to go searching through state agency websites. However lobbying disclosure requirements vary widely among states, meaning that a potentially significant portion of our Company’s lobbying expenditures may not be disclosed. Notably, Ohio and Pennsylvania—where FirstEnergy has significant operations and likely conducts significant lobbying activities— do not require comprehensive lobbying disclosure, and received scores of ‘F’ and ‘D-’ respectively in a rating of states’ lobbying activity disclosure requirements.3 Instructing shareholders to navigate each state’s lobbying databases to identify and compile our Company’s lobbying expenditures is an onerous, inefficient, and in some cases futile use of shareholder time. This shareholder proposal requests that FirstEnergy compile and disclose a comprehensive report of its lobbying expenditures to shareholders.

5.	FirstEnergy does not compile its payments to trade associations which lobby on the company’s behalf.

a.
Trade associations do not have to disclose their members or source of funds used for lobbying, although the amounts are often substantial. The amounts of corporate contributions that trade associations spend on lobbying are very large. For example, the Chamber of Commerce spent $124 million to lobby in 2014 and has spent over $1 billion on lobbying since 1998. Undisclosed trade association payments used to lobby allow companies to influence policy anonymously with little oversight from company management or shareholders. To ensure company payments used by trade associations are being monitored and in the best interest of the company and its shareholders, proponents are urging FirstEnergy to disclose all of their payments to trade associations that are used to lobby. FirstEnergy does not list its trade association affiliations, nor its payments to these associations, nor the proportion used for lobbying.

6.	FirstEnergy does not describe the company’s decision making process and oversight mechanisms for making lobbying contributions.

a.
In contrast to other companies, FirstEnergy does not detail its oversight mechanisms for lobbying decisions or rationales governing its lobbying expenditures, nor what the company’s top lobbying priorities are and how they were chosen or may have shifted over time. Shareholders therefore have no way of knowing whether there are appropriate oversight mechanisms in place to ensure FirstEnergy’s lobbying activities to influence the regulatory and legislative processes are in the best interest of the company and its shareholders.

2 http://data.influenceexplorer.com/lobbying/#Y2xpZW50X2Z0PUZpcnN0RW5lcmd5JTJCQ29ycA==
3 https://www.opencongress.org/wiki/State_Lobbyist_Disclosure_Forms

7.	FirstEnergy defaulted on a previous commitment to disclose its political contributions to shareholders.

a.
FirstEnergy made a commitment to shareholders to disclose its political contributions in exchange for a withdrawn shareholder proposal, which it has since reneged. Green Century Capital Management filed a shareholder proposal in 2007 requesting that the company disclose its contributions to election campaigns. FirstEnergy agreed to annually disclose its contributions as well as the recipients, and the trade associations receiving $25,000 or more from the Company and the approximate proportion of those payments used to make political contributions on the Company’s behalf. Green Century consequently agreed to withdraw its shareholder proposal in exchange for these commitments. However the Company has not updated this report since 2009, nor responded to Green Century’s requests concerning the issue. FirstEnergy ranks near the bottom of its industry, not to mention the Fortune 500 overall, in terms of political spending transparency.

Conclusion: FirstEnergy spends millions every year to influence public policy, but does not disclose this activity to shareholders. Instead, the Company instructs shareholders to navigate various State and Federal databases to identify and compile our Company’s lobbying expenditures. Rather than requiring each shareholder to undertake these onerous, inefficient, and in some cases futile searches in order to understand how our Company uses shareholder dollars to influence public policy, this proposal requests that FirstEnergy compile and disclose a comprehensive report of its lobbying expenditures to shareholders.

We urge you to vote FOR this shareholder proposal requesting a report on the Company’s lobbying expenditures.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management,  Inc. urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.